                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the Month of November, 2002
                        Commission File Number: 33-99284


                                 STENA AB (PUBL)
                 (Translation of registrant's name into English)

                          SE-405 19 GOTHENBURG, SWEDEN
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F............X             Form 40-F............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

             ......................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

             ......................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

             Yes...................             No..................X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.

             ......................


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Stena AB (Publ)


Date:      November 29, 2002                By:    /s/ Svante Carlsson
       -------------------------

                                            Name:  Svante Carlsson
                                            Title: Chief Financial Officer and
                                                   Executive Vice President

                           FORWARD-LOOKING STATEMENTS

         This Form 6-K includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that we believe are reasonable and relate to our future prospects, developments and business strategies. Such statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties.

         Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-   changes in general economic and business conditions;
-   changes in currency exchange rates and interest rates;
-   introduction of competing products by other companies;
-   lack of acceptance of new products or services by our targeted customers;
-   inability to meet efficiency and cost reduction objectives;
-   changes in our business strategy; and
- other risk factors listed in our reports furnished to the Securities and Exchange Commission from time to time.

         We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.


Table of Contents                                                                Page
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Income Statements for
the three month periods ended September 30, 2001 and September 30, 2002           3

the nine month periods ended September 30, 2001 and September 30, 2002            4

Condensed Consolidated Balance Sheets as of
December 31, 2001 and September 30, 2002                                          5

Condensed Consolidated Statements of Cash Flow for
the nine month periods ended September 30, 2001 and September 30, 2002            6

Notes to Condensed Consolidated Financial Statements                            7 - 10

OPERATING AND FINANCIAL REVIEW                                                 11 - 24

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                    CONDENSED CONSOLIDATED INCOME STATEMENTS

                                                                      THREE MONTH PERIODS ENDED
                                                              SEPTEMBER 30, 2001  SEPTEMBER 30, 2002
                                                                             (UNAUDITED)
                                                              ------------------------------------------
                                                                      SEK            SEK        $
                                                                      (IN MILLIONS)
Revenues:
Ferry operations.........................................             2,743         2,962       319
       Net gain (loss) on sale of vessels................                --            --        --
                                                                    -------       -------     -----
       Total ferry operations............................             2,743         2,962       319
Drilling.................................................               448           507        55
Shipping.................................................               574           412        44
       Net gain on sale of vessels.......................                 3            29         3
                                                                    -------       -------     -----
       Total shipping....................................               577           441        47
Property.................................................               206           225        24
       Net gain on sale of properties....................                30             5         1
                                                                    -------       -------     -----
       Total property....................................               236           230        25
Other....................................................                 4             2        --
                                                                    -------       -------     -----
Total revenues...........................................             4,008         4,142       446
                                                                    -------       -------     -----
Direct operating expenses:
Ferry operations.........................................           (1,886)       (1,887)     (203)
Drilling.................................................              (78)         (224)      (24)
Shipping.................................................             (533)         (331)      (36)
Property.................................................              (67)          (76)       (8)
Other....................................................               (5)            --        --
                                                                    -------       -------     -----
Total direct operating expenses..........................           (2,569)       (2,518)     (271)
                                                                    -------       -------     -----

Selling and administrative expenses......................             (333)         (391)      (42)
Depreciation and amortization............................             (394)         (433)      (47)
                                                                    -------       -------     -----

Total operating expenses.................................           (3,296)       (3,342)     (360)
                                                                    -------       -------     -----

Income from operations...................................               712           800        86
                                                                    -------       -------     -----

Share of affiliated companies' results...................               113            --        --
Gain on sale of affiliated companies.....................                --           652        71

Financial income and expense:
Dividends received.......................................                 1             4        --
Gain (loss) on securities, net...........................             (115)         (120)      (13)
Interest income..........................................                39           144        16
Interest expense.........................................             (256)         (269)      (29)
Foreign exchange gains (losses), net.....................              (24)            18         2
Other financial income (expense), net....................                 1          (15)       (2)
                                                                    -------       -------     -----
Total financial income and expense.......................             (354)         (238)      (26)
                                                                    -------       -------     -----

Minorty interest.........................................                 1            --        --

Income before taxes......................................               472         1,214       131

Income taxes.............................................             (238)          (78)       (8)
                                                                    -------       -------     -----

Net income...............................................               234         1,136       123
                                                                    =======       =======     =====

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                    CONDENSED CONSOLIDATED INCOME STATEMENTS

                                                                               NINE MONTH PERIODS ENDED
                                                                        SEPTEMBER 30, 2001 SEPTEMBER 30, 2002
                                                                                     (UNAUDITED)
                                                                        -------------------------------------
                                                                                    SEK       SEK         $
                                                                                        (IN MILLIONS)
Revenues:
Ferry operations................................................                  6,196      6,670       719
      Net gain (loss) on sale of vessels........................                     --        (2)        --
                                                                                -------    -------     -----
      Total ferry operations....................................                  6,196      6,668       719
Drilling........................................................                  1,249      1,598       172
Shipping........................................................                  1,907      1,319       142
      Net gain on sale of vessels...............................                    127         29         3
                                                                                -------    -------     -----
      Total shipping............................................                  2,034      1,348       145
Property........................................................                    572        665        72
      Net gain on sale of properties............................                     30         14         2
                                                                                -------    -------     -----
      Total property............................................                    602        679        74
Other...........................................................                      9          8         1
                                                                                -------    -------     -----
Total revenues..................................................                 10,090     10,301     1,111
                                                                                -------    -------     -----
Direct operating expenses:
Ferry operations................................................                (4,770)    (4,743)     (511)
Drilling........................................................                  (390)      (685)      (74)
Shipping........................................................                (1,352)    (1,083)     (117)
Property........................................................                  (220)      (261)      (28)
Other...........................................................                   (13)        (1)        --
                                                                                -------    -------     -----
Total direct operating expenses.................................                (6,745)    (6,773)     (730)
                                                                                -------    -------     -----

Selling and administrative expenses.............................                  (993)    (1,123)     (121)
Depreciation and amortization...................................                (1,170)    (1,323)     (143)
                                                                                -------    -------     -----

Total operating expenses........................................                (8,908)    (9,219)     (994)
                                                                                -------    -------     -----

Income from operations..........................................                  1,182      1,082       117
                                                                                -------    -------     -----

Share of affiliated companies' results..........................                     82          4        --
Gain on sale of affiliated companies............................                     --        652        71

Financial income and expense:
Dividends received..............................................                      5         15         2
Gain (loss) on securities, net..................................                     36      (190)      (21)
Interest income.................................................                     98        181        20
Interest expense................................................                  (738)      (746)      (81)
Foreign exchange gains (losses), net............................                   (51)          8         1
Other financial income (expense), net...........................                    153        105        11
                                                                                -------    -------     -----

Total financial income and expense..............................                  (497)      (627)      (68)
                                                                                -------    -------     -----

Minority interest ..............................................                      1          1        --
                                                                                -------    -------     -----

Income (loss) before taxes......................................                    768      1,112       120

Income taxes....................................................                  (326)       (95)      (10)
                                                                                -------    -------     -----

Net income (loss)...............................................                    442      1,017       110
                                                                                =======    =======     =====

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                          DECEMBER 31, 2001  SEPTEMBER 30, 2002
                                                                                                (UNAUDITED)
                                                                          -------------------------------------
                                                                                    SEK        SEK          $
                                                                                    (IN MILLIONS)
                               ASSETS
Noncurrent assets:
Intangible assets...............................................                     17         14         2
Tangible fixed assets:
Property, vessels and equipment.................................                 25,461     23,726     2,558
Financial fixed assets:
Investments in affiliated companies.............................                  2,184         --        --
Marketable securities...........................................                  1,077        721        78
Other assets....................................................                    640        896        96
                                                                                 ------     ------     -----
Total noncurrent assets.........................................                 29,379     25,357     2,734
                                                                                 ------     ------     -----
Current assets:
Inventories.....................................................                    256        228        25
Receivables.....................................................                  1,923      2,375       256
Prepaid expenses and accrued income.............................                    946        811        87
Short-term investments..........................................                    376        409        44
Cash and cash equivalents.......................................                  2,182        785        85
                                                                                 ------     ------     -----
Total current assets............................................                  5,683      4,608       497
                                                                                 ------     ------     -----

Total assets....................................................                 35,062     29,965     3,231
                                                                                 ======     ======     =====

             STOCKHOLDERS' EQUITY AND LIABILITIES

Stockholders' equity:
Capital stock...................................................                      5          5         1
Reserves .......................................................                 11,105     11,738     1,265
                                                                                 ------     ------     -----
Total stockholders' equity......................................                 11,110     11,743     1,266
                                                                                 ------     ------     -----
Provisions:
   Deferred income taxes........................................                    724        772        83
   Other........................................................                    706        327        35
                                                                                 ------     ------     -----
Total provisions................................................                  1,430      1,099       118
                                                                                 ------     ------     -----
Noncurrent liabilities:
Long-term debt:
   Property.....................................................                  4,644      4,683       505
   Other........................................................                  7,951      5,122       552
   Senior Notes.................................................                  3,188      2,753       297
Capitalized lease obligations...................................                    467        605        65
Other noncurrent liabilities....................................                    172        144        16
                                                                                    ---        ---        --
Total noncurrent liabilities....................................                 16,422     13,307     1,435
                                                                                 ------     ------     -----
Current liabilities:
Short-term debt:
   Property.....................................................                     60         15         2
   Other........................................................                  2,651        678        73
Capitalized lease obligations...................................                     67         75         8
Trade accounts payable..........................................                    423        499        54
Accrued costs and prepaid income................................                  1,811      1,688       182
Income tax payable..............................................                    184         67         7
Other current liabilities.......................................                    904        794        86
                                                                                 ------     ------     -----
Total current liabilities.......................................                  6,100      3,816       412
                                                                                 ------     ------     -----

Total stockholders' equity and liabilities......................                 35,062     29,965     3,231
                                                                                 ======     ======     =====

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                               NINE MONTH PERIODS ENDED
                                                                         SEPTEMBER 30, 2001  SEPTEMBER 30, 2002
                                                                                       (UNAUDITED)
                                                                         --------------------------------------
                                                                                    SEK        SEK        $
                                                                                (IN MILLIONS)
NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net income......................................................                    442      1,017       110
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization...................................                  1,170      1,323       143
Share of affiliated companies' results..........................                   (82)        (4)        --
(Gain) on sale of affiliated company............................                     --      (652)      (71)
(Gain)/loss on sale of property, vessels and equipment..........                  (155)       (41)       (4)
(Gain)/loss on securities, net..................................                   (36)        190        21
Unrealized foreign exchange (gains) losses......................                   (14)        373        40
Deferred income taxes...........................................                    157         72         8
Minority interest...............................................                    (1)        (1)        --
Other non cash items............................................                  (200)      (168)      (18)
Net cash flows from trading securities..........................                   (93)         62         7
Changes in assets and liabilities, net of effects of
   dispositions of business:
Receivables.....................................................                  (136)      (545)      (60)
Prepaid expenses and accrued income.............................                     76        103        11
Inventories.....................................................                     45         22         2
Trade accounts payable..........................................                     78         91        10
Accrued costs and prepaid income................................                   (92)       (94)      (10)
Income tax payable..............................................                    156      (110)      (12)
Other current liabilities.......................................                     60       (73)       (8)
                                                                                -------    -------     -----
Net cash provided by operating activities.......................                  1,375      1,565       169
                                                                                -------    -------     -----
NET CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from sale of property, vessels and equipment......                    518        255        28
Capital expenditure on property, vessels and equipment..........                (3,173)    (1,511)     (163)
Purchase of subsidiary net of cash acquired.....................                  (207)         --        --
Sale of affiliated company......................................                     --      2,728       294
Proceeds from sale of securities................................                    737        447        48
Purchase of securities..........................................                  (651)      (316)      (34)
Purchase of non-current assets..................................                  (100)      (342)      (37)
Sale of non-current assets......................................                    789         25         3
Other investing activities......................................                     13          2        --
                                                                                -------    -------     -----
Net cash provided by/(used in) investing activities.............                (2,074)      1,288       139
                                                                                -------    -------     -----
NET CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt..................................                  1,334        406        44
Principal payments on debt......................................                (4,346)    (2,649)     (286)
Net change in borrowings on line-of-credit agreements...........                  3,676    (1,984)     (214)
New capitalized lease obligations...............................                     --        232        25
Principle payments capital lease obligations....................                   (46)       (52)       (6)
Net change in restricted cash accounts..........................                     30      (153)      (16)
Other financing activities......................................                   (34)       (46)       (5)
                                                                                -------    -------     -----
Net cash provided by/(used in) financing activities.............                    614    (4,246)     (458)
                                                                                -------    -------     -----

Effect of exchange rate changes on cash and cash equivalents....                    (3)        (4)        --
                                                                                -------    -------     -----

Net change in cash and cash equivalents.........................                   (88)    (1,397)     (150)

Cash and cash equivalents at beginning of period................                  1,122      2,182       235
                                                                                -------    -------     -----

Cash and cash equivalents at end of period......................                  1,034        785        85
                                                                                =======    =======     =====

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 BASIS OF PRESENTATION

         The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB and its subsidiaries ("the Company") and have been prepared in accordance with Swedish GAAP.

         The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the nine months ended September 30, 2002 are not necessarily indicative of the results to be expected for the full year.

         Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into United States dollars ($) using the rate on September 30, 2002 of $1 = SEK 9.2740.

NOTE 2 AFFILIATED COMPANIES

         The Company's investment in P&O Stena Line, which as of June 30,
2002 was 40% owned by the Company, is accounted for under the equity method. This investment was sold in August 2002. See also Highlights of the first nine months of 2002 below.

NOTE 3 SEGMENT INFORMATION

                                                   THREE MONTH PERIODS         NINE MONTH PERIODS
                                                   ENDED SEPTEMBER 30,         ENDED SEPTEMBER 30,
                                                  ------------------------------------------------
                                                   2001          2002          2001          2002
Depreciation and amortization:
Ferry operations.............................       187           185           561           581
Drilling.....................................       147           188           431           581
Shipping: Roll-on/Roll-off vessels...........        31            37            97            94
          Crude oil tankers..................        11             5            30            13
          Other shipping.....................         2             1             5             4
                                                    ---           ---         -----         -----
          Total shipping.....................        44            43           132           111
Property.....................................        14            16            39            47
Other........................................         2             1             7             3
                                                    ---           ---         -----         -----

Total........................................       394           433         1,170         1,323
                                                    ---           ---         -----         -----

         Dry-docking. Within the international shipping industry, there are different methods that are used to account for dry-docking costs. The Company changed the accounting policy of the dry-docking costs as of January 1, 2002 due to a new accounting standard issued in Sweden.The Company now uses a method that capitalizes dry-docking costs as incurred and amortizes such costs as depreciation and amortization expense over the period to the next scheduled dry-docking. The change in accounting principle had no material impact on net income or shareholders' equity. Dry-docking costs of SEK 24 million and SEK 73 million for the three and nine month periods ended September 30, 2001 have been reclassified to correspond to the current year presentations.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                  THREE MONTH PERIODS        NINE MONTH PERIODS
                                                  -----------------------------------------------
                                                  ENDED SEPTEMBER 30,        ENDED SEPTEMBER 30,
                                                  -----------------------------------------------
                                                    2001        2002          2001        2002
Income from operations:
Ferry operations.................................    453         661           191         626
           Net gain (loss) on sale of vessels....     --          --            --         (2)
                                                   -----        ----         -----       -----
           Total ferry operations................    453         661           191         624
Drilling.........................................    193          63           351         243
Shipping:  Roll-on/Roll-off vessels..............      5        (17)            --         (8)
           Crude oil tankers.....................   (64)        (18)           302        (25)
                                                   -----
           Other shipping........................     10           1          (10)        (11)
                                                   -----
           Net gain on sale of vessels...........      3          29           127          29
                                                   -----        ----         -----       -----
           Total shipping........................   (46)         (5)           419        (15)
Property.........................................    106         114           265         304
           Net gain on sale of properties........     30           5            30          14
                                                   -----        ----         -----       -----
           Total property........................    136         119           295         318
Other............................................   (24)        (38)          (74)        (88)
                                                   -----        ----         -----       -----
Total............................................    712         800         1,182       1,082
                                                   -----        ----         -----       -----
Capital expenditure:
Ferry operations.................................     56         219           406         585
Drilling.........................................  1,419          35         1,808         109
Shipping:  Roll-on/Roll-off vessels..............      9        (12)            58         334
           Crude oil tankers.....................      1          10            14         220
                                                   -----
           Other shipping........................      1          --             5           3
                                                   -----        ----         -----       -----
           Total shipping........................     11         (2)            77         557
Property.........................................    490         111           880         258
Other............................................     --          --             2           2
                                                   -----        ----         -----       -----
Total............................................  1,976         363         3,173       1,511
                                                   -----        ----         -----       -----


NOTE 4 STOCKHOLDERS' EQUITY

         Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The legal reserves of SEK 158 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where group companies operate. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

         The changes in stockholders' equity for the period December 31, 2001 to September 30, 2002 are as follows:

                                                                                                       TOTAL
                                                             CAPITAL     RESTRICTED  UNRESTRICTED   STOCKHOLDERS'
                                                              STOCK       RESERVES     RESERVES        EQUITY
                                                              -----       --------     --------        ------
                                                               (SEK in millions)
Balance at December 31, 2001........................             5           895        10,210         11,110
Transfers between reserves..........................            --          (97)            97             --
Dividend paid ......................................            --            --          (52)           (52)
Foreign currency translation adjustments ...........            --          (49)         (283)          (332)
Net income .........................................            --            --         1,017          1,017
                                                               ---           ---         -----          -----

Balance at September 30, 2002.......................             5           749        10,989         11,743
                                                               ---           ---        ------         ------

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 US GAAP INFORMATION

         The accompanying condensed consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. A description of differences between Swedish GAAP and US GAAP which significantly affect the determination of net income and shareholders' equity of the Company is set forth in Note 24 to the Consolidated Financial Statements included in the Company's Annual Report on Form 20-F.

          The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the condensed consolidated financial statements.

                                                                              NINE MONTH PERIODS ENDED
                                                                              ------------------------
                                                                          SEPTEMBER 30,   SEPTEMBER 30,
                                                                          -------------   -------------
       (SEK IN MILLIONS)                                                           2001          2002
                                                                                   ----          ----
Net income under Swedish GAAP                                                       442         1,017

Adjustments to reconcile to US GAAP:
       Disposal of assets                                                            27             8
       Depreciation of properties                                                  (35)          (42)
       Leases                                                                       (4)            --
       Investments in securities                                                   (36)           183
       Financial instruments                                                      (117)           172
       Investment subsidies                                                           1             1
       Purchase accounting Stena Line                                             (171)         (118)
       Investment in P&O Stena Line                                                 (3)           242
       Equity investee goodwill amortization                                         --            26
       Pensions                                                                    (14)            34
       Others                                                                        20            20
       Tax effect of US GAAP adjustments                                              8         (108)
                                                                                -------       -------

Net income under US GAAP                                                            118         1,435
                                                                                =======       =======

                                                                                  AS OF         AS OF
                                                                                  -----         -----
                                                                           DECEMBER 31,     SEPTEMBER 30,
                                                                           ------------     -------------
       (SEK IN MILLIONS)                                                           2001          2002
                                                                                   ----          ----
Stockholders' equity  under Swedish GAAP                                         11,110        11,743

Adjustments to reconcile to US GAAP:
       Disposal of assets                                                         (101)          (93)
       Depreciation of properties                                                 (270)         (311)
       Investments in securities                                                     59          (12)
       Investment subsidies                                                        (19)          (18)
       Financial instruments                                                      (129)            43
       Purchase accounting Stena Line                                              (73)         (190)
       Investment in P&O Stena Line                                               (268)            --
       Pensions                                                                      28            54
       Others                                                                     (138)         (112)
       Tax effect of cumulative US GAAP adjustments                                 153           122
                                                                                -------       -------

Stockholders' equity under US GAAP                                               10,352        11,226
                                                                                =======       =======

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

         The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders' equity (except those arising from transactions with the owners) and includes net income, NET unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the nine month periods ended September 30, 2001 and 2002 was SEK 756 million and SEK 926 million, respectively.

         The Company adopted SFAS 142 and SFAS 144 in 2002. SFAS 142 eliminates the amortization of goodwill and intangible assets with indefinite economic useful lives and addresses the amortization of intangible assets with finite lives and impairment testing and recognition for goodwill and intangible assets. SFAS 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include the disposal of an individual business. As a result of the adoption of SFAS 142 and SFAS 144 the amortization of the goodwill recognized in connection with the Company's acquisition of P&O Stena Line ceased as of January 1, 2002. No impairment charges resulted from the required transitional impairment evaluations. The following reflects the impact that SFAS 142 would have had on prior period net income:

                                                              NINE MONTH PERIOD ENDED
                                                              -----------------------
                                                                 SEPTEMBER 30, 2001
                                                                 ------------------
    Reported net income under US GAAP                                   118
    Cease equity investee goodwill amortization                          39
                                                                       ----
    Adjusted net income under US GAAP                                   157

         In connection with the sale of the interest in P&O Stena Line on August 13, 2002, a portion of the cash proceeds was determined by reference to an interest factor for the period from January 1, 2002 to date of sale. For Swedish GAAP purposes, SEK 103 million was classified in the income statement as interest income. Under US GAAP, that amount would be considered a component of the proceeds from the sale of the interest in P&O Stena Line and accordingly, would be classified as part of the gain on the sale.

         Recent U.S. accounting pronouncements issued but not yet adopted
         In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company has not evaluated the impact of adopting this standard on the consolidated financial statements.

         In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64. Amendment of FASB Statement No.13 and Technical Corrections" (SFAS No. 145). SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which will be adopted for transactions occurring subsequent to May 15, 2002. The Company has not evaluated the impact of adopting this standard on the consolidated financial statements.

         In July, 2002, the FASB issued SFAS No 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146). SFAS No. 146 nullifies Emerging Issues Task Force Issue No 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring". SFAS 146 requires that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initial measurement be at fair value. The statement is effective for exit or disposal activities that are initiated after December 31, 2002, although earlier adoption is encouraged. The Company has not evaluated the impact of adopting this standard on the consolidated financial statements.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                         OPERATING AND FINANCIAL REVIEW

           The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off Vessels, tankers and drilling rigs, managing tankers, sales of vessels and from real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also have an impact on the results of each period.

           The Company prepares the consolidated accounts in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from US GAAP. See note 5 as above and note 24 in the Form 20-F as of December 31, 2001.

HIGHLIGHTS OF THE FIRST NINE MONTHS OF 2002

        To further strengthen Ferry operations, a number of vessel changes were made in the first quarter of 2002. The Koningin Beatrix was renamed the Stena Baltica and transferred to the Karlskrona-Gdynia route together with the Stena Traveller, which was previously chartered to a third party. The Stena Europe was transferred to the Fishguard-Rosslare route. The multipurpose ferry Stena Galloway was sold. The freight capacity of the Stena Nautica, which is employed on the Varberg-Grenaa route, was increased by approximately 100%.

        In May 2002, the Company took delivery of the first RoRo vessel ordered in China, the Stena Foreteller. The vessel was chartered to a third party in June 2002.

        The Company also acquired in May 2002 another RoRo vessel, which was originally ordered by the Company in Italy in 1995, but later cancelled. The vessel was partly completed by an Italian shipyard before cancellation and was acquired from the liquidator of that shipyard. The Company intends to make arrangements to complete the vessel, now named the Chieftain, at another shipyard, which has not yet been selected.

        In June 2002, the Company took delivery of the Stena Caribbean, a coastal tanker vessel (C-MAX) built in Poland. Financing was arranged through a capital lease. The vessel was time-chartered to ChevronTexaco in July.

       The Company sold the VLCC tanker Stena Conductor in July 2002 for approximately $14 million. The proceeds of the sale were used to repay borrowings under credit facilities.

       On August 13, 2002, Stena Line sold its 40% interest in P&O Stena Line to P&O for approximately (pound sterling)150 million in cash. In connection with the sale, P&O also paid Stena Line (pound sterling)30 million for repayment of an outstanding loan to P&O Stena Line and Stena Line received approximately (pound sterling)11 million relating to dividends and interest. The proceeds of the sale were used to repay borrowings under revolving credit facilities. Stena Line also purchased from P&O North Sea Ferries Limited three ships which operated on P&O's Felixstowe-Rotterdam freight route for total cash consideration of approximately (pound sterling)12 million.

        In the first nine months of 2002, the Company acquired additional properties in the Netherlands and in the south of Sweden for approximately SEK 258 million and sold properties in the Netherlands and in Sweden for cash of approximately SEK 84 million.

SUBSEQUENT EVENTS

2002 REVOLVING CREDIT FACILITY

       On November 6, 2002, Stena International B.V. ("SIBV"), a wholly-owned subsidiary, entered into a $600 million secured revolving credit facility with a syndicate of financial institutions or lenders, for which J.P. Morgan plc, Svenska Handelsbanken AB (publ.) and Nordea Bank Sverige AB (publ.) act as lead arrangers and Svenska Handelsbanken AB (publ.) acts as facility agent. The revolving credit facility closed on November 13, 2002. The facility was made available for the purposes of refinancing SIBV's existing debt

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                         OPERATING AND FINANCIAL REVIEW

including the $428 million 1995 revolving credit facility and to provide financing for general corporate purposes. The final maturity of the revolving credit facility will be on November 6, 2007, subject to options on SIBV's part to extend the facility for an additional two years with the consent of the lenders. If the facility is extended in accordance with such options, the amount available under the facility will be reduced by $100 million on each of the fifth and sixth anniversaries of the facility. SIBV's obligations under the revolving credit facility are guaranteed by Stena AB and certain of its subsidiaries.

STENA TAY NOTES

       On November 12, 2002, the Company notified holders of the 7.30% Stena Tay Senior Secured Guarnteed Notes due 2004 that the Company intends to redeem these notes on December 12, 2002. The estimated aggregate redemption price for these notes is $ 88.4 million.

SENIOR NOTES

       On November 27, 2002, the Company issued $200 million in aggregate principal amount of 9 5/8% senior notes due 2012 in a private placement pursuant to Rule 144A under the securities Act of 1933. A portion of the net proceeds of the offering is intended to be used to redeem the approximately $121.8 million outstanding aggregate principal amount of the Company's 10 1/2% senior notes due 2005. The estimated aggregate redemption price for these notes is $ 125.0 million.

OTHER

        In October 2002, the Company took delivery of the Stena Calypso, the second coastal tanker vessel (C-MAX) built in Poland. Financing was arranged through a capital lease. The vessel was time-chartered to ChevronTexaco in early November, 2002.

CURRENCY EFFECTS

         The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Revenues in the ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Excluding ferry operations, approximately 80% of the Company's revenues and 75% of direct operating expenses are generated in US dollars while approximately 15% of the Company's total revenues are generated in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced. The exchange rates as used for consolidation purposes are as follows:


                                                Average rates
                                                -------------
                   Jan-Sep         Jan-Sep        Change         July-Sep          July-Sep       Change
                    2001            2002                           2001              2002
US $               10.24            9.93           (3%)           10.57              9.38          (11%)
British pound      14.74           14.67            --            15.19             14.54           (4%)
Euro                9.18            9.19            --             9.41              9.23           (2%)

                                                Closing rates
                                                -------------
                                                                 December 31,       Sep 30,        Change
                                                                     2001            2002
US $                                                                10.6675          9.2825         (13%)
British pound                                                       15.4750         14.5300          (6%)
Euro                                                                 9.4190          9.1285          (3%)

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

      THREE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THREE MONTHS ENDED
                               SEPTEMBER 30, 2001

REVENUES

           Total revenues increased SEK 134 million in the three months ended September 30, 2002 to SEK 4,142 million from SEK 4,008 million in the three months ended September 30, 2001, or 3%. Revenues in the three months ended September 30, 2002 were adversely affected by the strengthening of the SEK with respect to mainly the US dollar and to a lesser extent with respect to the British pound and the Euro.

           Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 219 million in the three months ended September 30, 2002 to SEK 2,962 million from SEK 2,743 million in the three months ended September 30, 2001, or 8%, mainly due to increased volumes of passengers, cars and freight, in particular from the new freight route Rotterdam-Harwich, partly offset by currency effects of the British pound and the Euro as above.

           Drilling. Drilling revenues consist of charter hires for the Company's drilling rigs. Revenues from drilling operations increased SEK 59 million in the three months ended September 30, 2002 to SEK 507 million from SEK 448 million in the three months ended September 30, 2001, or 13%, mainly due to the delivery of the Stena Don in December 2001 and increased dayrates for the Stena Spey and the Stena Clyde, partly offset by reduced revenues for the Stena Dee due to lower dayrates and offhire. The change in dayrates reflects new charter contracts. Dayrates for drilling rigs reflect market conditions in effect at the time a charter is made in the particular geographic area.

           Shipping. Shipping revenues primarily represent charter hires for the the Company's owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations decreased SEK 162 million in the three months ended September 30, 2002 to SEK 412 million from SEK 574 million in the three months ended September 30, 2001, or (28)%. Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 14 million to SEK 59 million from SEK 73 million or (14)%, principally due to the expiration of a charter to a third party. Revenues from crude oil tankers decreased SEK 154 million in the three months ended September 30, 2002 to SEK 328 million from SEK 482 million in the three months ended September 30, 2001, or (32)%, due to the sale in December 2001 of the Stena Companion and decreased revenues in all tanker segments as a consequence of lower charter rates in the spot market, partly offset by the delivery in June 2002 of the Stena Caribbean and three additional tankers chartered in.

           Net Gain on Sale of Vessels, Shipping. In the three months ended September 30, 2002, the Company recorded gains of SEK 29 million on the sale of the VLCC tanker Stena Conductor. In the three months ended September 30, 2001, the Company recorded gains of SEK 3 million from final adjustments from the sale of two vessels in prior quarters.

           Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 19 million in the three months ended September 30, 2002 to SEK 225 million from SEK 206 million in the three months ended September 30, 2001, or (13%), mainly due to acquisitions of new properties.

           Net Gain on Sale of Properties. In the three months ended September 30, 2002, the Company made gains of SEK 5 million on the sale for cash of properties in Sweden. In the three months ended September 30, 2001, the Company made gains of SEK 30 million on the sale of properties in Sweden.

         DIRECT OPERATING EXPENSES

           Total direct operating expenses decreased SEK 51 million in the three months ended September 30, 2002 to SEK 2,518 million from SEK 2,569 million in the three months ended September 30, 2001, or (2)%. Expenses in the three months ended September 30, 2002 were adversely affected by the strengthening of the SEK with respect to mainly the US dollar and to a lesser extent with respect to the British pound and the Euro.

           Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other

                     STENA AB AND CONSOLIDATED SUBSIDIARIES


related costs. Direct operating expenses for ferry operations increased SEK 1 million in the three months ended September 30, 2002 to SEK 1,887 million from SEK 1,886 million in the three months ended September 30, 2001, partly due to higher vessel costs on certain routes as a result of vessel changes made to increase capacity, partly offset by a tax subsidy for social security costs for onboard personnel introduced in Sweden on October 1, 2001. Direct operating expenses for ferry operations for the three months ended September 30, 2002 decreased to 64% of revenues, as compared to 69% for the three months ended September 30, 2001.

           Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 146 million in the three months ended September 30, 2002 to SEK 224 million from SEK 78 million in the three months ended September 30, 2001, mainly due to the delivery of the Stena Don in December 2001In 2001 expenses were reduced by the release of provisions of SEK 76 million relating to social charges for seamen as a consequence of a new agreement with UK authorities. Direct operating expenses from drilling operations for the three months ended September 30, 2002 were 44% of drilling revenues as compared to 34% for the three months ended September 30, 2001, before release of provision.

           Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations decreased SEK 202 million in the three months ended September 30, 2002 to SEK 331 million from SEK 533 million in the three months ended September 30, 2001 or (38)%. Direct operating expenses with respect to Roll-on/Roll-off Vessels increased SEK 11 million to SEK 30 million from SEK 19 million, mainly due to the delivery in June 2002 of the Stena Foreteller. Direct operating expenses associated with crude oil tankers decreased SEK 213 million to SEK 294 million from SEK 507 million, or (42)%, mainly due to lower rates for chartered vessels, the sale of the Stena Companion in December 2001 and currency effects as above. In the third quarter 2001, costs of SEK 112 million were recorded due to charter commitments made before the restructuring of StenTex, the joint-venture with Texaco, after the announced take-over of Texaco by Chevron. Direct operating expenses for crude oil operations for the three months ended September 30, 2002 were 90% of revenues, as compared to 105% for the three months ended September 30, 2001. Direct operating expenses for crude oil tankers include time-charter costs, which are fixed for periods between 6 and 12 months in advance, while revenues in the spot market vary with each voyage.

           Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 9 million in the three months ended September 30, 2002 to SEK 76 million from SEK 67 million in the three months ended September 30, 2001, or 13%, primarily due to acquisitions of new properties. Direct operating expenses from property operations in the three months ended September 30, 2002 were 34% of property revenues, as compared to 33% for the three months ended September 30, 2001.

         SELLING AND ADMINISTRATIVE EXPENSES

           Selling and administrative expenses increased SEK 58 million in the three months ended September 30, 2002 to SEK 391 million from SEK 333 million in the three months ended September 30, 2001, or 19%, mainly due to expenses of SEK 10 million related to the consolidation into the group at the end of 2001 of StenTex (crude oil tanker segment), expenses of SEK 15 million relating to ferry operations, mainly personnel costs, and increased central administrative expenses.

         DEPRECIATION AND AMORTIZATION

           Depreciation and amortization charges increased SEK 39 million in the three months ended September 30, 2002 to SEK 433 million from SEK 394 million in the three months ended September 30, 2001, or 10%, mainly due to the delivery of the rig Stena Don in December 2001 and to a lesser extent the delivery of the tanker vessel Stena Caribbean in June 2002, partly offset by the sale of the Stena Companion in the last quarter of 2001 and the sale of the Stena Conductor in July 2002.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

         RESULT FROM AFFILIATED COMPANIES

         Gain on sale of affiliated companies relate to the sale in August 2002 of the 40% interest in P&O Stena Line. The Company's share of affiliated companies' results in the three months ended September 30, 2001 amounted to a gain of SEK 113 million.

         FINANCIAL INCOME AND EXPENSE, NET

           Financial income and expense, net increased SEK 116 million in the three months ended September 30, 2002 to SEK (238) million from SEK (354) million in the three months ended September 30, 2001.

           Net gain (loss) on securities in the three months ended September 30, 2002 was SEK (120) million, of which SEK (1) million related to net realized losses and SEK (119) million related to net unrealized losses, mainly related to emerging market high-yield bonds. Net loss on securities in the three months ended September 30, 2001 was SEK (115) million, mainly related to unrealized losses on equity shares.

           Interest income in the three months ended September 30, 2002 increased SEK 105 million to SEK 144 million from SEK 39 million in the three months ended September 30, 2001, mainly due to interest income from P&O of SEK 103 million from January 1 to the sale in August of P&O Stena Line.

           Interest expense for the three months ended September 30, 2002 increased SEK 13 million to SEK (269) million from (256) million for the three months ended September 30, 2001. Interest expense increased primarily due to interest expense for the Stena Don, which was delivered in December 2001, partially offset by lower interest rates and repayment of debt in August 2002 with proceeds from the sale of P&O Stena Line.

           During the three months ended September 30, 2002, the Company had foreign exchange gains, net of SEK 18 million consisting of gains of SEK 4 million from currency trading and gains of SEK 14 million from translation differences. In the three months ended September 30, 2001, the Company had foreign exchange losses, net of SEK (24) million consisting of gains of SEK 4 million from currency trading and losses of SEK (28) million from translation differences.

           Other financial income (expense), net the three months ended September 30, 2002 was SEK (15) million, principally consisting of amortization of deferred financing charges and bank fees. Other financial income (expense), net for the three months ended September 30, 2001 was SEK 1 million.

           INCOME TAXES

           Income taxes for the three months ended September 30, 2002 were SEK
(78) million, consisting of current taxes of SEK (25) million and deferred taxes of SEK (53) million. Gains from the sale of P&O Stena Line is believed to be exempt from tax after the introduction from April 1, 2002 of a new tax legislation on capital gains in the United Kingdom.

           Income taxes in the three months ended September 30, 2001 were SEK
(238) million, consisting of SEK (46) million of current taxes and SEK (192) million of deferred taxes.


       NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO NINE MONTHS ENDED
                               SEPTEMBER 30, 2001

REVENUES

           Total revenues increased SEK 211 million in the first nine months of 2002 to SEK 10,301 million from SEK 10,090 million in the first nine months of 2001, or 2%. The increase in revenues in the first nine months of 2002 were negatively affected by the strengthening of the SEK with respect to the US dollar.

           Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 472 million in the first nine months of 2002 to

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

SEK 6,196 million from SEK 6,668 million in the first nine months of 2001, or 8%, principally due to increased volumes of passengers, cars and freight, including effects of increased capacity on the Karlskrona-Gdynia route and the new freight route Rotterdam-Harwich.

           Net Gain (Loss) on Sale of Vessels, Ferry operations. In the first nine months of 2002, the Company incurred losses of SEK (2) million, mainly related to the sale of the ferry Stena Galloway. The Company sold no ferries in the first nine months of 2001.

           Drilling. Drilling revenues consist of charter hires for the Company's drilling rigs. Revenues from drilling operations increased SEK 349 million in the first nine months of 2002 to SEK 1,598 million from SEK 1,249 million in the first nine months of 2001, or 28%, principally due to the delivery of the Stena Don in December 2001 and increased dayrates for the Stena Spey and the Stena Clyde, partly offset by reduced revenues for the Stena Dee due to lower dayrates and offhire. The change in day rates reflects new charter contracts. Dayrates for drilling rigs reflect market conditions in effect at the time a charter is made in the particular geographic area.

           Shipping. Shipping revenues primarily represent charter hires for the the Company's owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations decreased SEK 588 milion in the first nine months of 2002 to SEK 1,319 million from SEK 1,907 million in the first nine months of 2001, or (31)%. Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 37 million to SEK 186 million from SEK 223 million, or (17)% as a consequence of the sale of the Stena Partner in March 2001, partly offset by revenues from the Stena Foreteller from June 2002. Revenues from crude oil tankers decreased SEK 564 million in the first nine months of 2002 to SEK 1,067 million from SEK 1,631 million in the first nine months of 2001, or (35)%, due to the sale in December 2001 of the ULCC Stena Companion and the sale in July 2002 of the VLCC Stena Conductor, together with decreased revenues in all tanker segments as a consequence of lower charter rates in the spot market, partly offset by the delivery in June 2002 of the Stena Caribbean and three additional tankers chartered in.

           Net Gain on Sale of Vessels, Shipping. In the first nine months of 2002, the Company recorded gains of SEK 29 million on the sale of the VLCC tanker Stena Conductor. In the first nine months of 2001, the Company recorded gains of SEK 127 million on the sale of the RoRo vessel Stena Partner and the VLCC tanker Stena Concordia.

           Property. Property revenues consist of rents for properties owned and management fees from properties managed by the Company. Revenues from property operations increased SEK 93 million in the first nine months of 2002 to SEK 665 million from SEK 572 million in the first nine months of 2001, or 16%, mainly due to the acquisition of additional properties in Sweden in the last quarter of 2001 and in 2002, partly offset by sales of properties.

           Net Gain on Sale of Properties. Net gains on sale of properties in the first nine months of 2002 of SEK 14 million, mainly related to sale of properties in Sweden. In the first nine months of 2001, the Company recorded gains on sales of properties of SEK 30 million.

         DIRECT OPERATING EXPENSES

           Total direct operating expenses increased SEK 28 million in the first nine months of 2002 to SEK 6,773 million from SEK 6,745 million in the first nine months of 2001. The increase in expenses in the first nine months of 2002 were partly offset by the strengthening of the SEK with respect to the US dollar.

           Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. Direct operating expenses for ferry operations decreased SEK 27 million in the first nine months of 2002 to SEK 4,753 million from SEK 4,770 million in the first nine months of 2001, partly due to reduced expenses due to a tax subsidy system for social security costs for onboard personnel introduced in Sweden on October 1, 2001, offset by higher vessel costs on certain routes as a result of vessel changes to increase capacity. Direct operating expenses for ferry operations for the first nine months of 2002 decreased to 71% of revenues, as compared to 77% for the first nine months of 2001.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

           Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 295 million in the first nine months of 2002 to SEK 685 million from SEK 390 million in the first nine months of 2001, or 76%, mainly due to the delivery of the Stena Don in December 2001 and lower expenses in 2001 due to released provisions in the third quarter of SEK 76 million relating to social charges for seamen, as a consequence of a new agreement with UK authorities, partly offset by lower expenses for the Stena Dee while it was offhire. Direct operating expenses from drilling operations for the first nine months of 2002 were 43% of drilling revenues as compared to 37% for the first nine months of 2001, before release of provision.

           Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations decreased SEK 269 million in the first nine months of 2002 to SEK 1,083 million from SEK 1,352 million in the first nine months of 2001 or (20)%. Direct operating expenses with respect to Roll-on/Roll-off Vessels decreased SEK 34 million to SEK 75 million from SEK 109 million or (31)% . Direct operating expenses for the first nine months of 2001 included a provision of SEK 30 million regarding the final settlement for the cancelled four Italian RoRo newbuildings. The balance of that settlement, SEK 45 million, was included as Other financial expense. Direct operating expenses associated with crude oil tankers decreased SEK 261 million to SEK 1,002 million from SEK 1,263 million, or (21)%, mainly due to lower rates for chartered vessels, the sale of the Stena Companion in December 2001 and currency effects as above. In the third quarter 2001, costs of SEK 112 million were recorded due to charter commitments made before the restructuring of StenTex, the joint-venture with Texaco, after the announced take-over of Texaco by Chevron. Direct operating expenses for crude oil operations for the first nine months of 2002 were 94% of revenues, as compared to 77% for the first nine months of 2001. Direct operating expenses for crude oil tankers include time-charter costs which are fixed for periods between 6 and 12 months in advance, while revenues in the spot market vary with each voyage. The change in operating expenses as a percentage of revenues reflects primarily the decline in charter rates in the spot market.

           Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 41 million in the first nine months of 2002 to SEK 261 million from SEK 220 million in the first nine months of 2001, or 19%, primarily due to increased expenses as a result of additional properties acquired in Sweden from July to December 2001. Direct operating expenses from property operations in the first nine months of 2002 were 39% of property revenues, as compared to 38% for the first nine months of 2001.

         SELLING AND ADMINISTRATIVE EXPENSES

           Selling and administrative expenses increased SEK 130 million in the first nine months of 2002 to SEK 1,123 million from SEK 993 million in the first nine months of 2001, or 13%, mainly due to expenses of SEK 33 million related to the consolidation into the group at the end of 2001 of StenTex (crude oil tanker segment), reclassification from direct operating expenses relelating to ferry operations of SEK 17 million, other expenses of SEK 39 million relating to ferry operations, mainly personnel costs, and increased central administrative expenses.

         DEPRECIATION AND AMORTIZATION

           Depreciation and amortization charges increased SEK 153 million in the first nine months of 2002 to SEK 1,323 million from SEK 1,170 million in the first nine months of 2001, or 13%, mainly due to the delivery of the rig Stena Don in December 2001, and to a lesser extent the deliveries of the RoPax vessel Stena Hollandica in February 2001, the RoRo vessel Stena Foreteller in May 2002 and the tanker vessel Stena Caribbean in June 2002, partly offset by the sale of the Stena Partner in the first quarter of 2001, the sale of the Stena Companion in the last quarter of 2001 and the sale of the Stena Conductor in July 2002.

         RESULT FROM AFFILIATED COMPANIES

         Gain on sale of affiliated companies relate to the sale in August 2002 of the 40% interest in P&O Stena Line. The Company's share of affiliated companies' results in the nine months ended September 30, 2001 amounted to a gain of SEK 82 million.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

         FINANCIAL INCOME AND EXPENSE, NET

           Financial income and expense, net decreased SEK 130 million in the first nine months of 2002 to a loss of SEK (627) million from a loss of SEK
(497) million in the first nine months of 2001.

           Net gain (loss) on securities in the first nine months of 2002 was SEK (190) million, of which SEK 3 million net realized gains and SEK (193) million net unrealized losses, mainly on emerging market high-yield bonds. Net gain on securities in the first nine months of 2001 amounted to a net gain of SEK 36 million, related to net realized gains from the sale of marketable securities.

           Interest income in the first nine months of 2002 increased SEK 83 million to SEK 181 million from SEK 98 million in the first nine months of 2001, mainly due to interest income from P&O of SEK 103 million from January 1 to the sale in August of P&O Stena Line.

           Interest expense for the first nine months of 2002 increased SEK 8 million to SEK (746) million from SEK (738) million for the first nine months of 2001. Interest expense increased mainly due to interest expense for the Stena Don, delivered in December 2001, and to a lesser extent the Stena Hollandica, the Stena Foreteller and the Stena Caribbean, delivered in February 2001, May 2002 and June 2002, respectively, partly offset by lower interest rates and repayment of debt in August 2002 with proceeds from the sale of P&O Stena Line, the sale of the Stena Partner in the first quarter of 2001, the sale of the Stena Companion in the last quarter of 2001 and the sale of the Stena Conductor in July 2002.

           During the first nine months of 2002, the Company had foreign exchange gains, net of SEK 8 million consisting of gains of SEK 40 million from currency trading and losses of SEK (32) million from translation differences. In the first nine months of 2001, the Company had foreign exchange losses, net of SEK (51) million consisting of gains of SEK 9 million from currency trading and losses of SEK (60) million from translation differences.

           Other financial income (expense) of SEK 105 million for the first nine months of 2002 includes SEK 147 million relating to amortization of the excess of SEK 658 million of the acquisition value of Stena Line Senior Notes over their redemption price as acquired in late 2000. This excess value is being amortized between 2001 and early 2004 in the first and last quarters of each year, according to a plan established at the end of 2000. Other financial income (expense) for the first nine months of 2001 was to SEK 153 million, including amortization of SEK 200 million relating to the Stena Line Senior Notes and of other items aggregating SEK (47) million, including financial costs of SEK 45 million relating to the final settlement for the RoRo vessels cancelled in Italy, partly offset by income on a financing agreement for a tanker vessel.

           INCOME TAXES

           Income taxes in the first nine months of 2002 were SEK (95) million, consisting of net current taxes of SEK (23) million and deferred taxes of SEK
(72) million. Gains from the sale of P&O Stena Line is believed to be exempt from tax after the introduction from April 1, 2002 of a new tax legislation on capital gains in the United Kingdom.

           Income taxes in the first nine months of 2001 was SEK (326) million, consisting of SEK (169) million related to current taxes and SEK (157) million related to deferred taxes.

LIQUIDITY AND CAPITAL RESOURCES

           The liquidity requirements of the Company principally relate to: (i) servicing debt; (ii) financing the purchase of vessels and other assets; and
(iii) funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of September 30, 2002, the Company had total cash and marketable securities of SEK 1,915 million as compared with SEK 3,635 million at December 31, 2001.

           Cash flows provided by operating activities increased to SEK 1,565 million for the nine months ended September 30, 2002 from SEK 1,375 million for the nine months ended September 30, 2001. Cash flows from

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

investing activities amounted to SEK 1,288 million for the nine months ended September 30, 2002, primarily as a result of the sale of P&O Stena Line, partly offset by investments in properties and in the newbuilding program. For the nine months ended September 30, 2001, cash flows used in investing activities amounted to SEK (2,074) million. Total investments in RoRo, RoPax and crude oil tanker newbuildings on order at September 30, 2002 were SEK 819 million as compared to SEK 756 million at December 31, 2001. This investment program is to be completed in early 2004. Cash flows used in financing activities amounted to SEK (4,246) million for the nine months ended September 30, 2002, mainly relating to repayment of debt after the receipt of proceeds from the sale of P&O Stena Line. For the nine months ended September 30, 2001, cash flows provided by financing activities amounted to SEK 614 million.

           Total interest bearing debt at September 30, 2002 amounted to SEK 13,931 million as compared with SEK 19,028 million at December 31, 2001. The decrease is related to net repayment of debt and currency effects as above.

           As of September 30, 2002, the Company had three revolving credit facilities. The $500 million Revolving Credit Facility from 1995 had been reduced to $428 million in connection with sales of vessels, used for collateral under this facility. As of September 30, 2002, the utilized portion of was $219 million, out of which $185 million was actually drawn and $34 million used for issuing of bank guarantees. As of December 31, 2001, the utilized part of this facility was $377 million, of which $342 million was actually drawn and $35 million used for issuing of bank guarantees. The Company took delivery of the Stena Don in late 2001 at a value of approximately $370 million. This delivery was financed through this credit facility. The $275 million Revolving Credit Facility from 2000 has been reduced to $245 million as of September 30, 2002 and terminates in September 2006. As of September 30, 2002, this facility was not utilized. As of December 31, 2001, the utilized portion was $45 million. The EUR 200 million unsecured revolving credit facility terminated in September 2002. As of December 31, 2001, it was fully drawn.

OTHER FINANCIAL INFORMATION - RESTRICTED GROUP

           Restricted Group Data represents the Company's selected consolidated financial information excluding the property business segment (with the exception of one property). The Company's property operations are conducted through various subsidiaries. The Company issued $175 million 10 1/2% Senior Notes due 2005 on December 20, 1995, and issued $175 million 8 3/4% Senior Notes due 2007 on October 1, 1997 (collectively, the "Notes"). Up to September 30, 2002, the Company repurchased $53 million of its outstanding 10 1/2% Senior Notes due 2005. For purposes of the Indentures under which the Notes were issued (the "Indentures"), these subsidiaries in the property operations will be designated Unrestricted Subsidiaries, as defined in the Indentures, and, as a result, will not be bound by the restrictive provisions of the Indentures.

           The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

    Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 9.2740, the Noon Buying Rate on September 30, 2002.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

           CONDENSED CONSOLIDATED INCOME STATEMENTS - RESTRICTED GROUP

                                                                      THREE MONTH PERIODS ENDED
                                                               SEPTEMBER 30, 2001  SEPTEMBER 30, 2002
                                                                            (UNAUDITED)
                                                               --------------------------------------
                                                                          SEK        SEK        $
                                                                           (IN MILLIONS)
Revenues:
Ferry operations.........................................               2,743      2,962       319
      Net gain (loss) on sale of vessels.................                  --         --        --
                                                                      -------    -------     -----
      Total ferry operations.............................               2,743      2,962       319
Drilling.................................................                 448        507        55
Shipping.................................................                 574        412        44
      Net gain on sale of vessels........................                   3         29         3
                                                                      -------    -------     -----
      Total shipping.....................................                 577        441        47
Other....................................................                   7          4        --
                                                                      -------    -------     -----
Total revenues...........................................               3,775      3,914       417
                                                                      -------    -------     -----
Direct operating expenses:
Ferry operations.........................................             (1,886)    (1,887)     (203)
Drilling.................................................                (78)      (224)      (24)
Shipping.................................................               (533)      (331)      (36)
Other....................................................                 (8)        (2)        --
                                                                      -------    -------     -----
Total direct operating expenses..........................             (2,505)    (2,444)     (260)
                                                                      -------    -------     -----

Selling and administrative expenses......................               (314)      (372)      (39)
Depreciation and amortization............................               (380)      (417)      (45)
                                                                      -------    -------     -----

Total operating expenses.................................             (3,199)    (3,233)     (344)
                                                                      -------    -------     -----

Income from operations...................................                 576        681        73
                                                                      -------    -------     -----

Share of affiliated companies' results...................                 113         --        --
Gain on sale of affiliated companies.....................                  --        652        71

Financial income and expense:
Dividends received.......................................                   1          4        --
Gain (loss) on securities, net...........................               (115)      (120)      (13)
Interest income..........................................                  38        142        16
Interest expense.........................................               (189)      (200)      (21)
Foreign exchange gains (losses), net.....................                (24)         18         2
Other financial income (expense), net....................                   1       (15)       (2)
                                                                      -------    -------     -----

Total financial income and expense.......................               (288)      (171)      (18)
                                                                      -------    -------     -----

Minorty interest.........................................                   1         --        --

Income before taxes......................................                 402      1,162       126
                                                                      -------    -------     -----

Income taxes.............................................               (239)       (60)       (7)
                                                                      -------    -------     -----

Net income...............................................                 163      1,102       119
                                                                      =======    =======     =====

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

           CONDENSED CONSOLIDATED INCOME STATEMENTS - RESTRICTED GROUP

                                                                                  NINE MONTH PERIODS ENDED
                                                                          SEPTEMBER 30, 2001  SEPTEMBER 30, 2002
                                                                                         (UNAUDITED)
                                                                          --------------------------------------
                                                                                   SEK        SEK        $
                                                                                   (IN MILLIONS)
Revenues:
Ferry operations................................................                  6,196      6,670       719
         Net gain (loss) on sale of vessels.....................                     --        (2)        --
                                                                                -------    -------     -----
         Total ferry operations.................................                  6,196      6,668       719
Drilling........................................................                  1,249      1,598       172
Shipping........................................................                  1,907      1,319       142
         Net gain on sale of vessels............................                    127         29         3
                                                                                -------    -------     -----
         Total shipping.........................................                  2,034      1,348       145
Other...........................................................                     18         16         2
                                                                                -------    -------     -----
Total revenues..................................................                  9,497      9,630     1,038
                                                                                -------    -------     -----
Direct operating expenses:
Ferry operations................................................                (4,770)    (4,743)     (511)
Drilling........................................................                  (390)      (685)      (74)
Shipping........................................................                (1,352)    (1,083)     (117)
Other...........................................................                   (21)        (8)       (1)
                                                                                -------    -------     -----
Total direct operating expenses.................................                (6,533)    (6,519)     (703)
                                                                                -------    -------     -----
Selling and administrative expenses.............................                  (945)    (1,070)     (115)
Depreciation and amortization...................................                (1,132)    (1,277)     (138)
                                                                                -------    -------     -----

Total operating expenses........................................                (8,610)    (8,866)     (956)
                                                                                -------    -------     -----

Income from operations..........................................                    887        764        82
                                                                                -------    -------     -----

Share of affiliated companies' results..........................                     82          4        --
Gain on sale of affiliated companies............................                     --        652        71

Financial income and expense:
Dividends received..............................................                      5         15         2
Gain (loss) on securities, net..................................                     36      (190)      (21)
Interest income.................................................                     93        177        19
Interest expense................................................                  (555)      (548)      (59)
Foreign exchange gains (losses), net............................                   (51)          8         1
Other financial income (expense), net...........................                    154        104        11
                                                                                -------    -------     -----

Total financial income and expense..............................                  (318)      (434)      (47)
                                                                                -------    -------     -----

Minority interest ..............................................                      1          1        --
                                                                                -------    -------     -----

Income (loss) before taxes......................................                    652        987       106

Income taxes....................................................                  (320)       (69)       (7)
                                                                                -------    -------     -----

Net income (loss)...............................................                    332        918        99
                                                                                =======    =======     =====

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

            CONDENSED CONSOLIDATED BALANCE SHEETS - RESTRICTED GROUP

                                                                              DECEMBER 31,    SEPTEMBER 30, 2002
                                                                                      2001        (UNAUDITED)
                                                                              ----------------------------------
                                                                                  SEK     SEK               $
                                                                                (IN MILLIONS)
                               ASSETS
Noncurrent assets:
Intangible assets...............................................                     17         14         2
Tangible fixed assets:
Property, vessels and equipment.................................                 19,433     17,569     1,894
Financial fixed assets:
Investments in affiliated companies.............................                  2,184         --        --
Marketable securities...........................................                  1,077        721        78
Other assets....................................................                  1,863      2,218       239
                                                                                 ------     ------     -----
Total noncurrent assets.........................................                 24,574     20,522     2,213
                                                                                 ------     ------     -----

Current assets:
Inventories.....................................................                    256        228        25
Receivables.....................................................                  1,976      2,364       255
Prepaid expenses and accrued income.............................                    894        758        81
Short-term investments..........................................                    376        407        44
Cash and cash equivalents.......................................                  2,131        714        77
                                                                                 ------     ------     -----
Total current assets............................................                  5,633      4,471       482
                                                                                 ------     ------     -----

Total assets....................................................                 30,207     24,993     2,695
                                                                                 ======     ======     =====

              STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity:
Capital stock...................................................                      5          5         1
Reserves .......................................................                 11,295     11,821     1,274
                                                                                 ------     ------     -----
Total stockholders' equity......................................                 11,300     11,826     1,275
                                                                                 ------     ------     -----

Provisions:
   Deferred income taxes........................................                    561        600        65
   Other........................................................                    703        324        35
                                                                                 ------     ------     -----
Total provisions................................................                  1,264        924       100
                                                                                 ------     ------     -----

Noncurrent liabilities:
Long-term debt:
   Property.....................................................                     34         31         3
   Other........................................................                  7,951      5,122       553
   Senior Notes.................................................                  3,188      2,753       297
Capitalized lease obligations...................................                    467        605        65
Other noncurrent liabilities....................................                    155        127        13
                                                                                 ------     ------     -----
Total noncurrent liabilities....................................                 11,795      8,638       931
                                                                                 ------     ------     -----
Current liabilities:
Short-term debt:
   Property.....................................................                      2          2        --
   Other........................................................                  2,651        678        73
Capitalized lease obligations...................................                     67         75         8
Trade accounts payable..........................................                    384        417        45
Accrued costs and prepaid income................................                  1,696      1,564       169
Income tax payable..............................................                    188         79         9
Other current liabilities.......................................                    860        790        85
                                                                                 ------     ------     -----
Total current liabilities.......................................                  5,848      3,605       389
                                                                                 ------     ------     -----

Total stockholders' equity and liabilities......................                 30,207     24,993     2,695
                                                                                 ======     ======     =====

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

        CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW - RESTRICTED GROUP

                                                                                   NINE MONTH PERIODS ENDED
                                                                       SEPTEMBER 30, 2001  SEPTEMBER 30, 2002
                                                                                              (UNAUDITED)
                                                                       --------------------------------------
                                                                                    SEK       SEK          $
                                                                                    (IN MILLIONS)
NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net income......................................................                    332        918        99
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization...................................                  1,132      1,277       138
Share of affiliated companies' results..........................                   (82)        (4)        --
(Gain) on sale of affiliated company............................                     --      (652)      (71)
(Gain)/loss on sale of property, vessels and equipment..........                  (124)       (27)       (3)
(Gain)/loss on securities, net..................................                   (36)        190        21
Unrealized foreign exchange (gains) losses......................                   (14)        373        40
Deferred income taxes...........................................                    148         47         5
Minority interest...............................................                    (1)        (1)        --
Other non cash items............................................                  (200)      (158)      (17)
Net cash flows from trading securities..........................                   (93)         64         7
Changes in assets and liabilities, net of effects of
   dispositions of business:
Receivables.....................................................                   (59)      (461)      (50)
Prepaid expenses and accrued income.............................                     93        106        12
Inventories.....................................................                     45         22         2
Trade accounts payable..........................................                     71         66         7
Accrued costs and prepaid income................................                  (106)       (83)       (9)
Income tax payable..............................................                    157      (102)      (11)
Other current liabilities.......................................                     54       (80)       (9)
                                                                                -------      -----      ----
Net cash provided by/(used in) operating activities.............                  1,317      1,495       161
                                                                                -------      -----      ----

NET CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from sale of property, vessels and equipment......                    378        171        19
Capital expenditure on property, vessels and equipment..........                (2,293)    (1,253)     (135)
Purchase of subsidiary net of cash acquired.....................                  (207)         --        --
Sale of affiliated company......................................                     --      2,728       294
Proceeds from sale of securities................................                    737        447        48
Purchase of securities..........................................                  (651)      (316)      (34)
Purchase of non-current assets..................................                  (100)      (342)      (37)
Sale of non-current assets......................................                    789         25         3
Other investing activities......................................                   (31)       (98)      (11)
                                                                                -------      -----      ----
Net cash used in investing activities...........................                (1,378)      1,362       147
                                                                                -------      -----      ----

NET CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt..................................                    722        275        30
Principal payments on debt......................................                (4,312)    (2,577)     (278)
Net change in borrowings on line-of-credit agreements...........                  3,676    (1,950)     (210)
New capitalized lease obligations...............................                     --        232        25
Principle payments capital lease obligations....................                   (46)       (52)       (6)
Net change in restricted cash accounts..........................                     30      (153)      (16)
Other financing activities......................................                   (36)       (47)       (5)
                                                                                -------      -----      ----
Net cash provided by/(used in) financing activities.............                     34    (4,272)     (461)
                                                                                -------      -----      ----

Effect of exchange rate changes on cash and cash equivalents....                    (5)        (2)        --
                                                                                -------      -----      ----

Net change in cash and cash equivalents.........................                   (32)    (1,417)     (153)

Cash and cash equivalents at beginning of period................                    915      2,131       230
                                                                                -------      -----      ----

Cash and cash equivalents at end of period......................                    883        714        77
                                                                                    ===        ===        ==

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                                                                                     NINE MONTH PERIODS ENDED
                                                                            SEPTEMBER 30, 2001  SEPTEMBER 30, 2002
                                                                                           (UNAUDITED)
                                                                            --------------------------------------
                                                                                    SEK     SEK              $
                                                                                   (IN MILLIONS)
OTHER DATA:

EBITDA (1).......................................                                  2,019   2,041            220

Adjusted EBITDA (2)..............................                                  2,113   2,219            240

-------------------

(1) EBITDA is defined as income from operations plus depreciation and amortization. The Company has included information concerning EBITDA because certain investors use it as a measure of the Company's ability to service its debt. EBITDA is not required under generally accepted accounting principles in Sweden and the US and should not be considered an alternative to net income or any other measure of performance required by Swedish GAAP or US GAAP or as an indicator of the Company's operating performance and should be read in conjunction with the Consolidated Statements of Cash Flows contained in the Consolidated Financial Statements of the Company included elsewhere herein.

(2) Adjusted EBITDA is EBITDA plus the sum of interest income, cash dividends received from affiliated companies and minority interest, less non-recurring items not received in cash.